Mindray to Hold Annual General Meeting in Hong Kong on October 17, 2008
     Shenzhen, China — September 16, 2008 — — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide today announced that it will hold its 2008 annual general meeting of record at the Company’s Hong Kong office, Room 2813 Convention Plaza Office Tower, 1 Harbour Road, Wanchai, Hong Kong, at 10:30 a.m. on October 17, 2008 Beijing/Hong Kong Time (10:30 p.m. on October 16, 2008 U.S. Eastern Time). The shareholder record date is August 27, 2008.
     Mindray has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2007, with the U.S. Securities and Exchange Commission (the “SEC”). Mindray’s Form 20-F can be accessed on the Investor Relations section of the Company’s website at http://ir.mindray.com, as well as on the SEC’s website at http://www.sec.gov. Shareholders may request a hard copy of complete audited financial statement on 20-F free of charge by contacting ir@mindray.com.
About Mindray
Mindray is a leading developer, manufacturer and marketer of medical devices worldwide. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring & life support products, in-vitro diagnostic products and medical imaging systems. Mindray is globally headquartered in Shenzhen, China, with U.S. headquarters in Mahwah, New Jersey. Mindray also has another 12 international sales and service offices in Amsterdam, Frankfurt, Istanbul, London, Mexico City, Moscow, Mumbai, Paris, Sao Paolo, Seattle, Toronto and Vancouver.
For more information, please visit http://www.mindray.com.
For investor and media inquiries please contact:
In the U.S:
     Evan Smith,
     FD
     Tel: +1-212-850-5606
     Email: evan.smith@fd.com
     John Capodanno,
     FD
     Tel: +1-212-850-5705
     Email: john.capodanno@fd.com
In China:
     Susan Du
     Mindray Medical International Limited
     Tel: +86-755-2658-2518
     Email: Susan.Du@Mindray.com